UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

                              (Amendment No. 3)*

                   Under the Securities Exchange Act of 1934

                           PRINTCAFE SOFTWARE, INC.
-------------------------------------------------------------------------------
                               (Name of Issuer)

                   Common Stock, par value $.0001 per share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  742562 10 1
-------------------------------------------------------------------------------
                                (CUSIP Number)

                                  Paul Kacir
                     General Counsel & Corporate Secretary
                                   Creo Inc.
                               3700 Gilmore Way
                           Burnaby, British Columbia
                                Canada V5G 4M1
                                (604) 451-2700

                                   Copy to:
                              Lee Meyerson, Esq.
                          Simpson Thacher & Bartlett
                             425 Lexington Avenue
                           New York, New York 10017
                                (212) 455-2000

-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 22, 2003
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                              (Page 1 of 8 Pages)

---------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.742562 10 1                   13D                 Page 2 of 8 Pages


______________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Creo Inc.


______________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

______________________________________________________________________________
3    SEC USE ONLY



______________________________________________________________________________
4    SOURCE OF FUNDS*

     WC

______________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



______________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada

______________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF              4,717,547

   SHARES      _______________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY                0
               _______________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                         4,717,547
   PERSON      _______________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                           0
______________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       4,717,547

______________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

______________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                    44.4%(1)
______________________________________________________________________________
14   TYPE OF REPORTING PERSON*


                       HC
______________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

____________
  (1) This percentage is based on 10,632,877 shares of Issuer's Common Stock outstanding as of November 13, 2002, as reported in Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002.

CUSIP No.742562 10 1                   13D                 Page 3 of 8 Pages


______________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Creo SRL


______________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

______________________________________________________________________________
3    SEC USE ONLY



______________________________________________________________________________
4    SOURCE OF FUNDS*

     WC

______________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



______________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Barbados

______________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF              4,717,547

   SHARES      _______________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY                0
               _______________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                         4,717,547
   PERSON      _______________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                           0
______________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       4,717,547

______________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

______________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                    44.4%
______________________________________________________________________________
14   TYPE OF REPORTING PERSON*


                      CO
______________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 742562 10 1                                         Page 4 of 8

Item 1.    Security and Issuer.

     This statement constitutes Amendment No. 3 ("Amendment No. 3") to the Statement on Schedule 13D originally filed on January 31, 2003, and amended by Amendment No. 1 on February 19, 2003 and Amendment No. 2 on February 24, 2003 (as amended, the "Original Schedule 13D"), with the Securities and Exchange Commission by Creo Inc., a Canadian corporation ("Creo"), and Creo SRL, its wholly-owned subsidiary ("Creo SRL" and, together with Creo, the "Reporting Persons") and relates to the common stock, par value $.0001 per share (the "Common Stock"), of Printcafe Software, Inc., a Delaware corporation ("Printcafe" or "Issuer"). The principal executive offices of Issuer are located at Forty 24th Street, Pittsburgh, Pennsylvania 15222. Except as specifically amended by this Amendment No. 3, the Original Schedule 13D remains in full force and effect. Unless otherwise indicated, all capitalized terms used but not defined in this Amendment No. 3, have the same meaning as set forth in the Original Schedule 13D.

Item 4.    Purpose of Transaction.

     Item 4 of the Original Schedule 13D is hereby amended and supplemented to include the following paragraph at the end thereof:

     On Saturday, February 22, 2003, UBS Warburg, the financial advisor to the Special Committee, told Creo's Chief Executive Officer, Amos Michelson, that Creo's offer of $3.00 per share was not adequate because the form of consideration was solely Creo stock subject to a collar and because the Special Committee already had a $2.60 per share offer that had been approved by the board of directors of Electronics for Imaging, Inc. ("EFI") and was subject to a fully negotiated merger agreement. UBS Warburg further indicated that unless Creo submitted a final offer approved by Creo's Board of Directors that night and a final proposed merger agreement by 9 a.m. on Sunday morning, Creo's bid would not be considered by the Special Committee and the Committee would instead accept the EFI offer. In response, later that day Creo advised the Special Committee and its advisors that, among other things, if the Special Committee was agreeable to an all-stock proposal from Creo, Creo proposed to increase its price to $4.00 per Printcafe share, based on a floating exchange ratio and subject to a 20% collar, and subject to, among other things, approval by Creo's Board of Directors, access to the same due diligence information that EFI received, the negotiation of a satisfactory acquisition agreement and the Special Committee's agreement not to enter into a definitive merger agreement with EFI or another third party bidder.

     Early in the afternoon on Sunday, February 23, 2003, the Special Committee's financial advisor and counsel had a telephone meeting with Creo management and counsel. During that telephone call, the Committee's financial advisor advised Creo that the Committee preferred an offer that permitted stockholders to elect to receive either all cash or all stock, with no collar limiting the stock consideration payable. The Committee's advisors agreed that Creo could delay providing a draft merger agreement until early Monday morning and submit its final offer (subject to approval by Creo's Board later in the week) by 5 p.m. on Monday. They also agreed to supply Creo with due diligence information Monday morning. Later on Sunday, Creo executed and delivered to Printcafe a nondisclosure agreement pursuant to which Creo agreed

CUSIP No. 742562 10 1                                             Page 5 of 8

to keep confidential certain information used in evaluating the potential business combination between Creo and Printcafe. A copy of the nondisclosure agreement is filed as an exhibit hereto and incorporated herein by reference.

     Early in the morning of February 24, 2003, Creo delivered a draft merger agreement to the Special Committee's legal advisors. Later that day Creo began to receive some of the due diligence material that it had requested from Printcafe.

     Early in the evening of February 24, 2003, Creo delivered a letter to the Special Committee and its advisors withdrawing from the bidding process for Issuer and terminating its prior offers to acquire the outstanding shares of Issuer's Common Stock. The letter stated that there were a number of reasons for Creo's decision, including the anticipated adverse financial impact of certain information concerning Issuer received during the process, Creo's inability to obtain due diligence information it requested within the time frame promised, the negative reaction of the Committee's financial advisor to Creo's all-stock proposal and Creo's previously articulated dissatisfaction with the bidding process. Creo noted in particular that after declining to speak to Creo for a full month, the Special Committee and its advisors then imposed a series of 24 to 48 hour deadlines on Creo for reviewing information, formulating responses and supplying documentation. A copy of Creo's press release, which contains the text of the letter, is filed as an exhibit hereto and incorporated herein by reference.

Item 5.    Interest in Securities of Issuer.

     Item 5 of the Original Schedule 13D is hereby amended and supplemented to include the following paragraph at the end thereof:

     Creo expects to discuss with Seligman what actions to take with respect to the Seligman Letter Agreements in light of the decision by the Delaware Chancery Court described previously and Creo's decision to withdraw its offer to acquire the outstanding shares of Printcafe Common Stock, as described in item 4 above.

Item 7.    Material to be Filed as Exhibits.

     Item 7 of the Original Schedule 13D is hereby amended and supplemented to include the following at the end thereof:

EXHIBIT         DESCRIPTION
-------         -----------
  18            Nondisclosure Agreement, dated February 23, 2003 between
                Printcafe and Creo (filed herewith).

  19            Press release issued by Creo on February 24, 2003
                (filed herewith).

CUSIP No. 742562 10 1                                         Page 6 of 8


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   CREO INC.


                                   By: /s/ Amos Michelson
                                      ----------------------
                                   Name:   Amos Michelson
                                   Title:  CEO


                                   CREO SRL


                                   By: /s/ Tran Chung
                                      ----------------------
                                   Name:   Tran Chung
                                   Title:  Manager of Creo SRL

Dated: February 25, 2003

CUSIP No. 742562 10 1                                             Page 7 of 8


                                 EXHIBIT INDEX

EXHIBIT               DESCRIPTION

   1 Amended and Restated Strategic Alliance Agreement dated December 31, 2001 between Printcafe and Creo Products, Inc. (incorporated by reference to Exhibit 10.9 to Amendment No. 1 to Printcafe's Registration Statement on Form S-1 (No. 333-82646) filed March 27, 2002).

    2 2002 Sales Channel Agreement dated as of January 1, 2002 between Printcafe, Creo Products Inc., and CreoScitex America, Inc. (incorporated by reference to Exhibit 10.10 to Amendment No. 1 to Printcafe's Registration Statement on Form S-1 (No. 333-82646) filed March 27, 2002).

    3 Credit Agreement dated December 31, 2001 between Printcafe and Iris Graphics Inc. (incorporated by reference to Exhibit 10.12(a) to Amendment No. 1 to Printcafe's Registration Statement on Form S-1 (No. 333-82646) filed March 27, 2002).

    4 Amendment No. 1, dated as of June 10, 2002, to the Credit Agreement between Printcafe and Iris Graphics Inc.
               (incorporated by reference to Exhibit 10.12(b) to Amendment No. 6 to Printcafe's Registration Statement on Form S-1 (No. 333-82646) filed June 13, 2002).

    5 Guarantee and Collateral Agreement dated as of December 31, 2001 made by Printcafe and certain of its subsidiaries in favor of Iris Graphics Inc. (incorporated by reference to Exhibit
               10.13 to Amendment No. 1 to Printcafe's Registration Statement on Form S-1 (No. 333-82646) filed March 27, 2002).

     6 Prepayment Agreement dated as of March 25, 2002 between Printcafe and Iris Graphics Inc. (incorporated by reference to
               Exhibit 10.36 to Amendment No. 2 to Printcafe's Registration Statement on Form S-1 (No. 333-82646) filed April 17, 2002).

     7         Waiver Letter dated February 11, 2002 from Iris Graphics Inc.
               (incorporated by reference to Exhibit 10.37 to Amendment No. 2 to Printcafe's Registration Statement on Form S-1 (No. 333-82646) filed April 17, 2002).

      8 Waiver of Compliance dated May 18, 2002 between Printcafe and Iris Graphics Inc. (incorporated by reference to Exhibit 10.39 to Amendment No. 5 to Printcafe's Registration Statement on Form S-1 (No. 333-82646) filed June 3, 2002).


       9 Fifth Amended and Restated Investors' Rights Agreement (incorporated by reference to Exhibit 10.15 to Amendment No. 1 to Printcafe's Registration Statement on Form S-1 (No. 333-82646) filed March 27, 2002).

CUSIP No. 742562 10 1                                       Page 8 of 8

       10      Letter Agreements between Creo and certain funds for which
               J. & W. Seligman & Co. Incorporated acts as investment adviser (previously filed).

       11 Letter Agreement between Creo and HarbourVest Partners VI--Direct Fund L.P. (previously filed).

       12 Press release issued by Creo on January 22, 2003 (previously filed).

       13 Letter, dated January 23, 2003 from Creo to the Printcafe Board of Directors (previously filed).

       14      Joint Filing Agreement (previously filed).

       15      Press release issued by Creo on February 19, 2003
               (previously filed).

       16 Complaint, Creo Inc. v. Printcafe Software Inc., et al. as filed with the Chancery Court of the State of Delaware (previously filed).

       17      Press release issued by Creo on February 21, 2003
               (previously filed).

       18 Nondisclosure Agreement, dated February 23, 2003 between Printcafe and Creo (filed herewith).

       19 Press release issued by Creo on February 24, 2003 (filed herewith).